UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68488 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Grandview Capital Markets, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**110 E 42nd Street, Suite 1310**
(No. and Street)

| **New York** | **NY** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Bret Logue** **510-967-7645**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Turner, Stone & Company**
(Name - if individual, state last, first, middle name)

| **12700 Park Central Drive, Suite 1400** | **Dallas** | **TX** | **78251** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)





## OATH OR AFFIRMATION

I, Bret Logue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grandview Capital Markets, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Bret Logue
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LILLIAN N. MIRANDA
ABOGADA-NOTARIO

Sello
9397
08/26/2020
$5.00
Sello de Asistencia Legal
80065-2020-0826-62748005
RECIBO
1U18-00655467

# GRANDVIEW CAPITAL MARKETS, LLC
## (A LIMITED LIABILITY COMPANY)


FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2020
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

# GRANDVIEW CAPITAL MARKETS, LLC
## (A LIMITED LIABILITY COMPANY)

## Table of Contents

Report of Independent Registered Public Accounting Firm…………………………………………… 1

Financial Statements

    Statement of Financial Condition………………………………………………………………… 2

    Statement of Operations…………………………………………………………………………… 3

    Statement of Changes in Member's Equity ……………………..…………………………… 4

    Statement of Cash Flows…………………………………………………………………………… 5

Notes to Financial Statements…………………………………………………………………………… 6-10

Supplementary Schedule I - Computation of Net Capital………………..……………………………... 11

Supplementary Schedule II…......………………………………………………………………………… 12

Report of Independent Registered Public Accounting Firm
on Managements' Exemption Report………………….…..………………………………………… 13

Exemption Report…………………………..………………………..…………………………………… 14



<u>Report of Independent Registered Public Accounting Firm</u>

To the Member of Grandview Capital Markets, LLC

<u>Opinion on the Financial Statements</u>

We have audited the accompanying statement of financial condition of Grandview Capital Markets, LLC (the "Company") as of December 31, 2020 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Opinion on Supplemental Information

The supplementary information contained in Supplemental Schedule I and II (Schedules III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Turner, Stone & Company L.L.P*

Certified Public Accountants
March 16, 2021

We have served as the Company's auditor since 2019.

# GRANDVIEW CAPITAL MARKETS, LLC
### (A LIMITED LIABILITY COMPANY)

**STATEMENT OF FINANCIAL CONDITION**
DECEMBER 31, 2020

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 65,317 |
| Accounts receivable, net of allowance of $35,000 | | 98,891 |
| Prepaid expenses | | 988 |
| Right of use asset | | 116,908 |
| Security deposit | | 75,451 |
| | | |
| TOTAL ASSETS | $ | 357,555 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 83,493 |
| Lease liability | | 124,249 |
| | | |
| TOTAL LIABILITIES | $ | 207,742 |
| | | |
| MEMBER'S EQUITY | | 149,813 |
| | | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 357,555 |

# GRANDVIEW CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---:|
| **REVENUE** | | |
| Advisory fees | $ | 293,325 |
| Reimbursed expenses | | 21,000 |
| | | |
| Total revenue | | 314,325 |
| | | |
| **OPERATING EXPENSES** | | |
| Consulting | | 161,698 |
| Salaries and related | | 64,646 |
| Legal and professional fees | | 77,050 |
| Lease | | 79,196 |
| Insurance | | 42,318 |
| Bad debts expense | | 35,000 |
| Taxes and licenses | | 4,113 |
| Office | | 3,589 |
| | | |
| Total operating expenses | | 467,610 |
| | | |
| **NET LOSS** | $ | (153,285) |

# GRANDVIEW CAPITAL MARKETS, LLC

### (A LIMITED LIABILITY COMPANY)

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---:|
| **MEMBER'S EQUITY, JANUARY 1** | $ | 121,800 |
| Net loss | | (153,285) |
| Member contributions | | 181,298 |
| **MEMBER'S EQUITY, DECEMBER 31** | $ | 149,813 |

# GRANDVIEW CAPITAL MARKETS, LLC
### (A LIMITED LIABILITY COMPANY)

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | | |
|---|---|---:|
| **OPERATING ACTIVITIES** | | |
| Net loss | $ | (153,285) |
| In-kind contributions | | 46,298 |
| | | |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activities: | | |
| Increase in accounts receivable | | (43,891) |
| Decrease in prepaid expenses | | 398 |
| Increase in accounts payable and accrued expenses | | 21,482 |
| Amortization of right of use asset | | (4,923) |
| Net cash used in operating activities | | (133,921) |
| | | |
| **FINANCING ACTIVITIES** | | |
| Member contributions | | 135,000 |
| | | |
| Cash provided by financing activities | | 135,000 |
| | | |
| **INVESTING ACTIVITIES** | | - |
| | | |
| **NET INCREASE IN CASH AND CASH EQUILAVENTS** | | 1,079 |
| | | |
| **CASH AND CASH EQUILAVENTS AT BEGINNING OF YEAR** | | 64,238 |
| | | |
| **CASH AND CASH EQUILAVENTS AT END OF YEAR** | $ | 65,317 |

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Grandview Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, a Delaware limited liability company ("LLC"), received its approval for membership on December 22, 2010.

The Company conducts business in the private placement of securities, merger and acquisition advisory services, and best efforts underwriting.

Since the Company is an LLC, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Liquidity and Capital Resources
The Company's prospects are subject to certain risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings as well as other risks and uncertainties.

The Company has historically funded its operations through advisory fee revenue and equity contributions. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

**Note 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)</u>**

<u>Accounts Receivable</u>
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence. At December 31, 2020, the balance of the allowance for doubtful accounts was $35,000 based on this analysis

<u>Revenue Recognition</u>

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

*Significant Judgments*
Revenue from contracts with customers includes advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract' and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable.

Reimbursable expense income is recognized at the time the expenses are incurred.

<u>Concentrations</u>
During the year ended December 31, 2020, two customers earned 72% and 20% of total revenues. As of December 31, 2020, 35% and 26% of the accounts receivable was due from these two customers.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

## Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is a single member limited liability company and as such, is not required to file its own tax return.  Accordingly, no provision for income taxes are provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes.  Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.  A tax position includes the entity's status and the decision not to file a return.  The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary

Management Review
The Company evaluated subsequent events through the date the date the financial statements were issued.  The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

## Note 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $13,983, which was $7,927 in excess of its required net capital of $6,056. The Company's percentage of aggregate indebtedness to net capital was 649.63%.

## Note 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"), wherein the Company reimburses the Affiliate for expenses paid on its behalf. These expenses include, but are not limited to, employee salaries, rent, office and administrative supplies and travel. Such expenses are categorized accordingly and reflected on the accompanying Statement of Operations. The Company recorded $110,032 in expenses during the year ended December 31, 2020.  In addition, the affiliate reimburses the Company for rent.  The total reimbursed to the Company for rent for the year ended December 31, 2020 was $84,120.

During 2020, the Affiliate forgave $181,298 of amounts due to them under this agreement.  As of December 31, 2020, the amount outstanding to the Affiliate under this agreement was $0.

**Note 4 - <u>LEASES</u>**

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*.  The Company is a lessee in a noncancelable lease for office space.  The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.  The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.  The lease liability is initially and subsequently recognized based on the present value of its future lease payments.  Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.  The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.  The implicit rate of the lease is the libor rate, which was 3% at inception.  The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.  Lease cost for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.  The Company recognizes lease cost associated with our short-term leases on a straight -line basis over the lease term.

Maturities of lease liabilities under noncancelable leases as of December 31, 2020:

| | |
|---|---|
| 2021 | <u>$124,249</u> |

**Note 5 - <u>COMMITMENTS AND CONTINGENCIES</u>**

<u>Leases</u>
The Company leases office space under operating leases expiring in October 2021. Total rent expense under the leases was $79,987 for the year ended December 31, 2020.

Future minimum lease commitments under non-cancelable operating leases at December 31 are as follows:

| | |
|---|---|
| 2021 | $133,401 |

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC450) and Accounting Standards Codification 440 Commitments (ASC 440).  Management has determined that no other significant commitments and contingencies exist as of December 31, 2020.

**Note 5 - <u>COMMITMENTS AND CONTINGENCIES (continued)</u>**

<u>Litigation</u>
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business.  Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

<u>Risk Management</u>
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

# GRANDVIEW CAPITAL MARKETS, LLC
## (A LIMITED LIABILITY COMPANY)

**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**
**DECEMBER 31, 2020**

| | | |
|---|---|---:|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ | 149,813 |
| | | |
| **DEDUCTIONS AND/OR CHARGES** | | |
| Non-allowable assets: | | |
| Accounts receivable | | (59,391) |
| Prepaid expenses | | (988) |
| Security deposit | | (75,451) |
| | | |
| **NET CAPITAL** | | 13,983 |
| | | |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued expenses | | 83,493 |
| Lease liability | | 7,341 |
| | | |
| Total aggregate indebtedness | | 90,834 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | | 6,056 |
| | | |
| Excess net capital | | 7,927 |
| | | |
| Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement | $ | 4,900 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 649.60% |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as reported by Grandview Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary

**SCHEDULE II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHnGE COMMISSION AT DECEMBER 31, 2020**

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.  In order to avail itself of this option, the Company has represented that it does not , and will not hold customer funds or securities.



<u>Report of Independent Registered Public Accounting Firm</u>

To the Member of
Grandview Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Grandview Capital Markets, LLC Exemption Report, in which (1) Grandview Capital Markets, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Grandview Capital Markets, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) engaging in the private placement of securities, mergers and acquisitions, advisory services and investment banking activities (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Grandview Capital Markets, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grandview Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

*Turner, Stone & Company L.L.P*

Certified Public Accountants
Dallas, Texas
March 16, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS



GRANDVIEW CAPITAL

# Exemption Report
# December 31, 2020

Grandview Capital Markets, LLC (the "Firm"), is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from §240.15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Bret Logue, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Bret J Logue

Bret Logue, Managing Member